BioNeutral Group, Inc.
55 Madison Avenue, Suite 400,
Morristown, NJ 07960

     March 5, 2013

Ms. Pamela Long
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20542

Re:  BioNeutral Group, Inc.
        Registration Statement on Form S-1 (Reg. No. 333-186772)

Dear Ms. Long:

On behalf of BioNeutral Group, Inc. (the "Company"), the following language is hereby added to the Company's Registration Statement on Form S-1, Registration No. 333-186772, to be set forth on the facing page thereof following the calculation of the registration fee:

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

If you should have any further questions, please do not hesitate to contact our counsel, Arthur S. Marcus at (212) 930-9700, at your convenience.

Very truly yours,

/s/ Thomas C. Cunningham
Thomas C. Cunningham
Chief Financial Advisor